UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed pursuant to Rules

13d-1(b), (c) and (d) and amendments thereto filed pursuant to

Rule 13d-2(b)

(Amendment No. 1)

Autohome Inc.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

05278C1071

(CUSIP Number)

December 31, 2015

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	Class A Ordinary Shares, par value US$0.01 per share (the “Ordinary Shares”) does not have an assigned cusip number. CUSIP number 05278C107 has been assigned to the American Depositary Shares (“ADSs”). Each ADS represents 1 Class A Ordinary Shares.

CUSIP NO(s). 05278C107

1.	Names of Reporting Persons UBS Group AG directly and on behalf of certain subsidiaries
2.	Check the Appropriate Box if a Member of a Group a ☐ b ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 <5%
12.	Type of Reporting Person BK

CUSIP NO(s). 05278C107

Item 1(a)	Name of Issuer Autohome Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 10th Floor Tower B CEC Plaza 3 Dan Ling Street, Haidian District, Beijin F4 0000

Item 2(a)	Name of Person Filing: UBS Group AG

Item 2(b)	Address of Principal Business Office: UBS Group AG Bahnhofstrasse 45 PO Box CH-8021 Zurich, Switzerland

Item 2(c)	Citizenship or Place of Organization: Switzerland

Item 2(d)	Title of Class of Securities Class A ordinary share

Item 2(e)	CUSIP Number(s): 05278C107[2]

Item 3.

Type of Person Filing:

UBS Group AG is classified as a Bank as defined in section 3(a)(6) of the Securities Act of 1933 pursuant to no-action relief granted by the staff of the Securities and Exchange Commission.

[2]	Class A Ordinary Shares, par value US$0.01 per share (the “Ordinary Shares”) does not have an assigned cusip number. CUSIP number 05278C107 has been assigned to the American Depositary Shares (“ADSs”). Each ADS represents 1 Class A Ordinary Shares.

CUSIP NO(s). 05278C107

Item 4 (a)-(c)(iv).	Ownership: Items 5-11 of the cover page are incorporated by reference.

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10.

Certification:

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO(s). 05278C107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ John Lindley
Associate Director, UBS Group AG

By:	/s/ Debra Cho
Director, UBS Group AG

Date: February 3, 2016